March 13, 2023

United States Securities and Exchange Commission

Washington, D.C. 20549

Division of Corporation Finance

Attention: Christine Torney and Vanessa Robertson

Re: BriaCell Therapeutics Corp.

Form 10-K for the Fiscal Year Ended July 31, 2022 Filed October 28, 2022

File No. 001-40101

Ladies and Gentlemen:

On behalf of BriaCell Therapeutics Corp. (the “Company”), please find below our response to the comment raised by the staff (the “Staff”) of the Securities and Exchange Commission in its letter dated March 8, 2023 relating to the Company’s Form 10-K for the Fiscal Year Ended July 31, 2022 filed October 28, 2022.

For your convenience, the Staff’s comment has been restated and is followed by the Company’s response in italics.

Form 10-K for the Fiscal Year Ended July 31, 2022

Management’s Discussion and Analysis of Financial Condition and Results of Operations Results of Operations

Research Costs, page 64

1.	Please disclose the costs incurred during each period presented for each of your key research and development projects. If you do not track your research and development costs by project, please disclose that fact and explain why you do not maintain and evaluate research and development costs by project. Provide other quantitative or qualitative disclosure that provides more transparency as to the type of research and development expenses incurred (i.e. by nature or type of expense) which should reconcile to total research and development expense on the Statements of Operations.

Response:

The Company has a breakdown of research and development expenses by project and by nature for all periods from August 1, 2022. The Company did not track expenses by project prior to August 1, 2022 as the Company was at a significantly earlier stage in its clinical and pre-clinical development and we believed that the breakdown of such costs would have been arbitrary and would not provide a meaningful assessment.

We are therefore in a position to include quantitative and qualitative analysis of our research and development costs in our January 31, 2023 Form 10-Q, which is also set forth below.

Results of Operations for the Three Months Ended January 31, 2023 and 2022

Research and Development Costs

Research costs are comprised primarily of (i) salaries and wages to Company employees at our laboratory; and (ii) clinical trials and investigational drug costs, which include the testing and manufacture of our investigational drugs and costs of our clinical trials.

The following is a breakdown of our research and development costs by project:

	Three months ended January 31,
	2023	2022

Clinical trials	$1,438,231	$635,195
Pre-clinical projects	745,236	599,007
Chemical, Manufacturing and Control Costs (“CMC Costs”)	331,590	178,012
Other	538,300	295,965
	$3,053,357	$1,708,179

Our clinical trial  expenses include our immunotherapy program, Bria-IMT™, a 46-subject Phase I/IIa clinical trial. Clinical trial expenses increased in 2023 as we recruited more patients into the Bria-IMT™ trial and began setting up the Bria-OTS™ trial.

Pre-clinical projects include expenses incurred in our off-the-shelf personalized immunotherapies, including Bria-OTS+™, and Bria-PROS™. Our pre-clinical costs have increased in 2023 as we hired more staff to accelerate our existing pre-clinical program and added an addition pre-clinical program (sCD80).

CMC costs include the manufacturing of Bria-IMT™ and Bria-OTS™ and all quality control and quality assurance testing on the investigational product. CMC costs increased in 2023 to support the addition patients in our trials.

Other costs are ancillary expenses we incur such as costs to maintain our patents, investigation of early-stage projects, scientific advisory board expenses, contracts with vendors for pre-clinical work, and administration costs associated with all our research and development expenditure. Other costs increased in 2023 as we investigated additional potential pre-clinical projects.

The following is a breakdown of our research and development costs by nature of expenses:

	Three months ended January 31,
	2023	2022

Clinical trial sites and investigational drug costs	$1,288,577	$1,022,705
Wages and salaries	1,282,441	524,108
Laboratory Rent	48,000	25,800
Supplies	207,061	20,762
Professional fees	2,187	5,351
Insurance product	-	-
Share-based compensation	225,091	109,453
	$3,053,357	$1,708,179

For the three-month period ended January 31, 2023, total research costs amounted to $3,053,357, as compared to $1,708,179 for the three-month period ended January 31, 2022. The rise in these costs is primarily attributed to the continued expansion of the Company’s clinical trials, specifically our Bria-IMT™ trial. Clinical Trials and investigational drug costs increased from $1,022,705 in 2022 to $1,288,577 in 2023. Laboratory costs increase during 2023 as well, including the hiring of additional lab employees which increased from $524,108 in 2022 to $1,282,441 in 2023 and increased supplies from $20,762 in 2022 to $207,061 in 2023. Finally, the increase in share based compensation (non-cash) expenses, from $109,453 in 2022 to $225,091 in 2023 also contributed to the increase in research and development expenses.

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Results of Operations for the Six Months Ended January 31, 2023 and 2022

Research and Development Costs

Research costs are comprised primarily of (i) salaries and wages to Company employees at our laboratory; and (ii) Clinical trials and investigational drug costs, which include the testing and manufacture of our investigational drugs and costs of our clinical trials.

The following is a breakdown of our research and development costs by project:

	Six months ended January 31,
	2023	2022

Clinical trials	$3,041,327	$960,804
Pre-clinical projects	1,608,402	906,067
CMC Costs	741,608	269,264
Other	917,235	447,679
	$6,308,572	$2,583,815

Our clinical trial expenses include our immunotherapy program, Bria-IMT™, a 46-subject Phase I/IIa clinical trial. Clinical trial expenses increased in 2023 as we recruited more patients into the Bria-IMT™ trial and began setting up the Bria-OTS™ trial.

Pre-clinical projects include expenses incurred in our off-the-shelf personalized immunotherapies, including Bria-OTS+™, and Bria-PROS™. Our pre-clinical costs have increased in 2023 as we hired more staff to accelerate our existing pre-clinical program and added an addition pre-clinical program (sCD80).

CMC costs include the manufacturing of Bria-IMT™ and Bria-OTS™. CMC costs increased in 2023 to support the additional patients in our trials.

Other costs are ancillary expenses we incur such as costs to maintain our patents, investigation of early-stage projects, scientific advisory board expenses, contracts with vendors for pre-clinical work, and administration costs associated with all our research and development expenditure. Other costs increased in 2023 as we investigated additional potential pre-clinical projects.

The following is a breakdown of our research and development costs by nature of expenses:

	Six months ended January 31,
	2023	2022

Clinical trial sites and investigational drug costs	$3,330,516	$1,497,780
Wages and salaries	1,998,985	809,648
Laboratory Rent	96,000	55,954
Supplies	300,425	80,391
Professional fees	7,299	28,933
Insurance product	-	1,656
Share-based compensation	575,347	109,453
	$6,308,572	$2,583,815

For the six-month period ended January 31, 2023, research costs amounted to $6,308,572, as compared to $2,583,815 for the six-month period ended January 31, 2022. The rise in these costs is primarily attributed to the continued expansion of the Company’s clinical trials, specifically our Bria-IMT™ trial. Clinical Trials and investigational drug costs increased from $1,497,780 in 2022 to $3,330,516 in 2023. Laboratory costs increase during 2023 as well, including the hiring of additional lab employees which increased from $809,648 in 2022 to $1,998,985 in 2023 and increased supplies from $80,391 in 2022 to $300,425 in 2023. Finally, the increase in share based compensation (non-cash) expenses, from $109,453 in 2022 to $575,347 in 2023 also contributed to the increase in research and development expenses.

The following is a breakdown of research and development expenses by project (for the year ended July 31, 2022 only) and by nature for the year ended July 31, 2022 compared to July 31, 2021.

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The following is a breakdown of our research and development costs by project:

Year ended July 31, 2022

Clinical Trial	$3,540,955
Pre-clinical projects	2,076,127
CMC Costs	1,346,810
Other	1,057,598
$8,021,489

The following is a breakdown of our research and development costs by nature of expenses:

	Year ended July 31,
	2022	2021

Clinical Trials and Investigational drug costs	$4,881,940	$669,943
Wages and salaries	2,225,050	605,106
Laboratory Rent	138,354	28,031
Supplies	-	4,084
Professional fees	309,992	-
Insurance product	30,590	-
Share-based compensation	-	8,332
	$8,021,489	$2,020,899

***

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We acknowledge our responsibility for the accuracy and adequacy for our disclosures notwithstanding any review, comment or action or absence of action by the Staff.

Should you have additional questions regarding the information contained herein, please contact our counsel, Avital Perlman at 212-930-9700.

Sincerely,

/s/ Gadi Levin
Gadi Levin, Chief Financial Officer

cc:	William V. Williams
Avital Perlman, Esq.

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